UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒ Annual Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004

OR

☐ Transition Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the transition period from ________ to _________

Commission File Number 0-16093

(A) Full title of the plan and the address
of the plan, if different from that of
the issuer named below:

CONMED CORPORATION
Retirement Savings Plan

(B) Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office:

CONMED CORPORATION
525 French Road
Utica, New York 13502

CONMED Corporation
Retirement Savings Plan
Index to Financial Statements
December 31, 2004 and 2003

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for
Benefits at December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for
Benefits for the Years Ended December 31, 2004 and 2003	3

Notes to Financial Statements	4-7

Supplemental Schedule: *

Schedule of Assets (Held at End of Year) at December 31, 2004	8-20

Signatures	21

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
CONMED Corporation Retirement Savings Plan

We have audited the Statements of Net Assets Available for Benefits of CONMED Corporation Retirement Savings Plan as of December 31, 2004 and 2003, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CONMED Corporation Retirement Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

/s/	Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
May 6, 2005

CONMED Corporation
Retirement Savings Plan

Statements of Net Assets Available for Benefits December 31, 2004 and 2003

Assets	2004	2003
Investments
Mutual Funds	$49,746,506	$41,237,381
Common Collective Trust	11,902,863	11,330,119
Common Stock	6,239,092	5,822,553
Corporate Bonds	60,337	91,655
Money Market Funds	5,444,329	6,192,658
Participant Loans	1,952,617	1,787,040
Non-interest bearing cash	0	1,138

Total Investments	75,345,744	66,462,544

Receivables
Employee Contributions	189,093	0
Employer Contributions	66,825	0
Accrued Income	509	210

Total Receivables	256,427	210

Total Assets	75,602,171	66,462,754

Liabilities
Due to broker for securities purchased	0	1,500

Total Liabilities	0	1,500

Net Assets Available for Benefits	$75,602,171	$66,461,254

The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Interest and dividends	$2,231,971	$1,584,269
Net appreciation in fair
value of investments	4,310,091	8,920,274
Contributions:
Participants	7,025,367	5,650,937
Employer	1,913,803	1,772,240

Total Additions	15,481,232	17,927,720

Deductions from net assets attributed to:
Administrative expenses	38,804	39,497
Distributions to participants	6,301,511	6,237,026

Total Deductions	6,340,315	6,276,523

Net Increase	9,140,917	11,651,197

Net assets at beginning of year	66,461,254	54,810,057

Net Assets at End of Year	$75,602,171	$66,461,254

The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements December 31, 2004 and 2003

1.	Establishment and Description of Plan

Effective January 1992, CONMED Corporation (the “Company”) established the CONMED Corporation Retirement Savings Plan (the “Plan”). The Plan is a defined contribution plan covering all full-time employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Administration of the Plan

The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

Contributions

A participant can contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code (“IRC”). The Company matches 50 percent of each participant’s contribution up to a maximum of 6 percent of participant compensation. Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions. Forfeitures reduced employer contributions by approximately $106,000 and $120,000 in 2004 and 2003, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution, (b) Plan earnings and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Each participant is immediately vested in his or her voluntary contributions plus earnings thereon. A participant becomes fully vested in the remainder of his or her account upon the completion of five years of service.

Investment Options

Participants are allowed to invest in a variety of investment choices as more fully described in the Plan literature. Participants may change their investment options on a daily basis.

Loans

A participant may obtain a loan between $500 and $50,000, limited to 50 percent of his or her vested account balance. Each loan bears interest at prime plus 1 percent and is secured by a lien on the borrowing participant’s plan account. Repayment is required over a period not to exceed five years or up to fifteen years where the loan is for the purchase of a primary residence. Loan repayments are allocated among the investment options consistent with the participant’s contribution investment election.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements December 31, 2004 and 2003

1.	Establishment and Description of Plan (Continued)

Payment of Benefits

Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason other than those previously mentioned. Benefits are payable in accordance with the Plan agreement.

Plan Termination

While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Reclassification

To conform with financial statement groupings in 2004, certain items reported in 2003 have been reclassified for comparative purposes. This reclassification has no effect on net assets for 2003.

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in common stock, debt securities and mutual funds are valued based upon quoted market prices in active markets. Investments in common collective trust funds are valued at the net asset value of securities held by the trust as determined by the investment manager. Cash, money market funds and participant loans are carried at cost which approximates market value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded as of the ex-dividend date.

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as defined in the Plan document.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements December 31, 2004 and 2003

2.	Significant Accounting Policies (Continued)

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Income Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated July 21, 2003, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Investments

Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. As trustee, Fidelity holds the Plan’s investment assets and executes investment transactions.

Investments representing 5 percent or more of the net assets available for plan benefits at December 31, 2004 and 2003 consist of the following:

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements December 31, 2004 and 2003

4.	Investments (Continued)

	2004		2003
	Units	Current Value	Units	Current Value
CONMED Corp. Common Stock	142,613	$4,053,062	150,913	$3,591,729
Fidelity Equity Income Fund	143,116	7,553,676	131,846	6,559,316
Fidelity Aggressive Growth Fund	479,204	7,954,778	482,021	7,196,574
Fidelity Retirement Money
Market Fund	3,902,766	3,902,766	4,311,247	4,311,247
Fidelity Managed Income
Portfolio Fund	11,902,863	11,902,863	11,330,119	11,330,119
Spartan U.S. Equity Index Fund	167,846	7,193,900	170,803	6,731,350
Fidelity Investment Grade
Bond Fund	581,521	4,378,851	572,230	4,320,340
Fidelity Puritan Fund	322,931	6,119,546	243,712	4,501,365
Fidelity Low-Priced Stock Fund	163,900	6,596,979	140,868	4,927,564

Net appreciation in the fair value of investments for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Mutual funds	$3,698,287	$7,594,350
Common stocks	611,804	1,325,924

	$4,310,091	$8,920,274

5.	Transactions with Parties-in-Interest

As of December 31, 2004 and 2003, the Plan held certain securities issued by the Company as follows:

	December 31, 2004		December 31, 2003
	Number of Shares	Fair Value	Number of Shares	Fair Value
CONMED Corp.
Common Stock	142,613	$4,053,062	150,913	$3,591,729

In addition, certain assets of the Plan are invested in funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest.

CONMED Corporation
Retirement Savings Plan

Schedule of Assets (Held at End of Year) December 31, 2004

Identity of Issue/Description of Investment	Units	Fair Value

FAM Value Fund**	59,333	$2,767,896
Fidelity Puritan Fund**	322,931	6,119,546
Fidelity Equity Income Fund**	143,116	7,553,676
Fidelity Investment Grade Bond Fund**	581,521	4,378,851
Fidelity Low-Priced Stock Fund**	163,900	6,596,979
Fidelity Aggressive Growth Fund**	479,204	7,954,778
Fidelity Capital Appreciation Fund**	12,562	326,998
Fidelity Diversified International Fund**	95,010	2,721,100
Legg Mason Value Trust Fund	3,181	223,436
Spartan U.S. Equity Index Fund**	167,846	7,193,900
Fidelity Managed Income Portfolio Fund**	11,902,862	11,902,863
CONMED Corporation Common Stock **	142,613	4,053,062
Held in Brokerage Link Account *	*	5,380,397
Fidelity Retirement Money Market Fund**	3,902,766	3,902,766
Fidelity Freedom Funds**	107,453	1,350,602
Needham Growth Fund	21,114	658,134
Interest Bearing Cash Accounts	308,143	308,143
Participant loans, interest rates from 5.25% to
10.50% and maturities from 2005 to 2013		1,952,617

		$75,345,744

* **	See pages 9-20 for detail of assets held in the brokerage link account. Denotes party-in-interest

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2004

Security Description	Shares	Fair Value

ADC TELECOMMUNICATIONS INC	700	$1,876

ADE CORP	605	11,326

ATI TECHNOLOGIES INC	200	3,878

AT&T CORP NEW	10	191

ACCLAIM ENTMT INC COM	201	0

ADOLOR CORP	750	7,440

ADTRAN INC	100	1,914

ADVANCED MICRO DEVICES INC	500	11,010

AEROFLEX INC	200	2,424

AGERE SYS INC CL A	6	8

AGERE SYS INC CL B	104	140

AGILENT TECH INC	276	6,652

AKAMAI TECH	1,000	13,030

ALAMOSA HLDGS INC	775	9,664

ALPINE REALTY INCOME & GROWTH Y	2,834	61,295

ALPHA HEDGED STARTEGIES FUND	3,562	42,173

ALTRIA GROUP INC NFS LLC	40	2,444

AMERICAN BONANZA GOLD MING CORP CL A	7,250	1,022

AMGEN INC	100	6,415

AMYLIN PHARM INC	100	2,336

ANADARKO PETE CORP	200	12,962

APEX SILVER MINES LIMITED	200	3,436

APPLIED MATERIALS INC	20	342

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2004

Security Description	Shares	Fair Value

APOLLO GOLD CORP	3,000	2,460

ARTISAN INTERNAT'L	1,143	25,301

ARTISAN MID CAP VALUE	4,237	71,851

ASK JEEVES INC	50	1,338

AT HOME CORP SER A	41	0

ATHLONE MINERALS LTD	2,500	748

ATMEL CORP NFS LLC	1,000	3,920

AVAYA INC NFS LLC	32	550

BARON SMALL CAP FD	2,858	63,113

BAXTER INTL INC	50	1,727

BELL MICROPRODUCTS INC	200	1,924

BEMA GOLD CORP	1,000	3,050

BERKSHIRE HATHAWAY INC DEL CL B	2	5,872

BEVERLY HILLS FILM STUDIOS NEW	10	1

BEYOND CORP COM NEW	86	0

BIOMIRA INC	100	241

BLUEFLY INC	300	696

BOSTON SCIENTIFIC	150	5,333

BRISTOL MYERS SQUIBB NFS LLC	14,523	372,079

BROADVISION INC COM NEW NFS LLC	116	319

CMGI INC FRMLY CMG	8,890	22,670

CALAMOS MARKET NEUTRAL CLASS A	18,126	244,877

CALPINE CORP NFS LLC	10,000	39,400

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2004

Security Description	Shares	Fair Value

CARDINAL HEALTH INC	335	19,480

CATALINA MKTG CORP	150	4,445

CEPHEID	85	845

CHEVRONTEXACO CORP	600	31,506

CHILMARK ENTMT GROUP INC	2,000	10

CISCO SYS INC NFS LLC	2,147	41,480

CITIGROUP INC	133	6,408

CITIGROUP INC INTERNOTES	10,000	9,930

CITIGROUP INC GLBL SR NT	10,000	9,955

CLIPPER	315	28,204

COEUR D ALENE MINES CORP	3,560	13,991

COMCAST CORP NEW CL A	17	566

COMMERCE ONE INC DEL COM NEW	2,218	333

CORNING INC	450	5,297

COSTCO WHOLESALE CORP	50	2,421

CRYO-CELL INTL INC	725	3,052

CUSAC GOLD LTD FRMLY CUSAC GOLD	18,250	2,373

DEEP WELL OIL & GAS INC	4,000	2,400

DELL INC	260	10,956

DEVON ENERGY CORP NEW	80	3,114

DIAMOND OFFSHORE DRILLING INC	300	12,015

DIGITAL LIGHTWAVE INC	3,880	5,122

DIVERSIFIED FINL RES CORP	64,000,000	0

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2004

Security Description	Shares	Fair Value

DODGE & COX STOCK	1,162	151,341

DOUBLECLICK INC NFS LLC	158	1,229

DOVER DOWNS GAMING & ENTMT INC	70	917

DOVER MOTORSPORTS INC	100	573

DRDGOLD LTD SPON ADR	6,000	9,240

DREYFUS EMERGING LEADERS FUND	748	33,089

DREYFUS EMERGING MARKETS	647	12,683

DYNERGY INC	500	2,310

EAGLE BROADBAND INC	400	264

EDULINK INC	30,000	0

ELECTRO SCIENTIFIC INDS INC	350	6,916

ENRON CORP	2,000	0

ETOYS INC	200	0

EXODUS COMMUNICATIONS INC	400	0

FELLOWS ENERGY LTD	500	445

FIDELITY INTERNTL SMALL CAP	407	9,464

FIDELITY CONVERTIBLE SECURITIES	2,744	59,265

FIDELITY FREEDOM 2010	1,067	14,532

FIDELITY FREEDOM 2020	507	7,071

FIDELITY GROWTH COMPANY	99	5,545

FIDELITY AGGRESSIVE GROWTH	350	5,801

FIDELITY BLUE CHIP GROWTH	82	3,413

FIDELITY DIVIDEND GROWTH	1,495	42,593

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2004

Security Description	Shares	Fair Value

FIDELITY JAPAN SMALLER COMPANIES	3,419	43,009

FIDELITY SELECT ENERGY	603	19,617

FIDELITY SELECT TECHNOLOGY	300	18,030

FIDELITY SELECT BIOTECHNOLOGY	41	2,336

FIDELITY CASH RESERVES	1,233,420	1,233,420

FINISAR CORP	7,240	16,507

FLEXTRONICS INTL INC ISIN	300	4,146

FOUNDRY NETWORKS INC	500	6,580

FRANKLIN MNG INC	48,491	145

FREESCALE SEMICONDUCTOR INC	23	422

FRIEDMAN BILLINGS RAMSEY GROUP INC	1,200	23,268

GAP INC	1,100	23,232

GEMSTAR TV GUIDE INTL INC	1,300	7,696

GENERAL ELECTRIC CO	480	17,520

GENUITY INC CL A NEW	5	0

GERON CORP	2,000	15,940

GLENAYRE TECHOLOGIES INC	1,800	3,924

GLOBAL ENERGY GROUP INC	10,699	1,605

GOLDCORP INC NEW	1,500	22,560

GOLDEN PATRIOT CORP	5,250	473

GRACE W R & CO	100	1,361

GROWTH FUND OF AMERICA CLASS A	380	10,406

HARBOR CAPITAL APPRECIATION	2,919	83,684

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2004

Security Description	Shares	Fair Value

HARMAN INTL INDS INC NEW	300	38,100

HARVARD SCIENTIFIC CO	100	0

HEWLETT-PACKARD CO DE	400	8,388

HOME DEPOT INC	240	10,258

HONEYWELL INTL INC	500	17,705

HUFFEY CORP	2,000	200

HUMANA INC	200	5,938

IBIS TECHNOLOGY CORP	866	3,222

IBISES INTL INC NEW	1,000	60

IMPLANT SCIENCES CORP	14	137

IMFOCROSSING INC	200	3,386

INTEGRA LIFESCIENCES HOLDINGS CORP	61	2,253

INTEL CORP	2,514	58,802

INTELLISYNC CORP	1,000	2,040

INTERIORS INC CL A	5,000	0

INTL BUSINESS MACH	1,055	104,002

INTL SPEEDWAY CL A	100	5,280

INTERNET CAP GROUP INC	9	81

INVESCO TECHNOLOGY CLASS II	156	3,975

ITRONICS INC	8,000	440

JDS UNIPHASE CORP NFS LLC	520	1,648

JP MORGAN CHASE & CO	6	234

JABIL CIRCUIT INC	1,502	38,421

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2004

Security Description	Shares	Fair Value

JAMESON INNE INC	3,310	6,521

JANUS OLYMPUS	93	2,664

JOHNSON & JOHNSON	1,300	82,446

JUNIPER NETWORKS INC	175	4,758

KEITHLEY INSTRUMENTS INC	100	1,970

KENSEY NASH CORP	1,000	34,530

KEY GOLD CORP	300	372

KYPHON INC	84	2,164

LARGE SCALE BIOLOGY CORP	2,500	3,150

LEAR CORP	100	6,101

LEVEL 3 COMMUNICATIONS INC	100	339

LILLY ELI & CO	40	2,270

LOCKHEED MARTIN CORP	11	611

LUCENT TECH INC	18,237	68,571

MBNA CORP	300	8,457

MTS MEDICATION TECH INC	17	125

MARVEL ENTERPRISES INC	1,000	20,480

MATTHEWS ASIAN GROWTH & INCOME FUND	2,319	36,687

MEDCO HEALTH SOLUTIONS INC	24	998

MEDTRONIC INC	350	17,385

MERCK & CO INC	300	9,642

MERIDIAN FUND	1,742	64,865

MERRILL LYNCH NTS	25,000	28,852

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2004

Security Description	Shares	Fair Value

MESA AIR GROUP INC	200	1,588

MICROSOFT CORP	1,206	32,224

MIRACLE ENTERTAINMENT INC	16,625	0

MIRAVANT MEDICAL TECHNOLOGY	536	509

MOTOROLA INC	218	3,750

MOTOROLA INC NOTES	10,000	11,600

NQL INC	1,000	0

NABI BIOPHARMACEUTICALS	500	7,325

NANOGEN INC	500	3,680

NANOPHASE TECH CORP	10	89

NASDAQ 100 TR UNIT SER 1	550	21,953

NEEDHAM GROWTH FUND	196	6,105

NEORX CORP	1,162	2,429

NETWORK ENGINES INC	200	558

NEW PLAN EXCEL REALTY TR INC	300	8,124

NOKIA CORP ADR	634	9,935

NORTEL NETWORKS CORP NEW (HOLDING CO)	154	534

NORTHEAST INVESTORS TRUST	21,317	167,766

NORTHROP GRUMMAN CORP	190	10,328

OAKMARK SELECT	5,911	197,129

OCEANEERING INTL INC	200	7,464

OPTICAL COMMUNICATIONS PRODS	2,260	5,650

ORACLE CORPORATION NFS LLC	550	7,546

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2004

Security Description	Shares	Fair Value

PLX TECHNOLOGY INC	100	1,040

PMC-SIERRA INC NFS LLC	280	3,150

PACIFIC RIM MINING CORP	11,550	6,699

PACKETEER INC	719	10,390

PAINCARE HLDGS INC	6,350	19,558

PARADYNE NETWORKS INC	2,300	8,257

PARAFIN CORP	1,000	370

PARNASSUS EQUITY INCOME PORTFOLIO	2,160	54,006

PCCW LTD NEW ISIN	100	60

PETROLEUM GEO SVCS ASA NEW SPON ADR	3	186

PFIZER INC	600	16,134

PHYSIOMETRIX INC	3,700	4,033

PIMCO REAL RETURN ADMINISTRATIVE CLASS	4,121	47,349

PRIMUS TELECOMMS GP	5	16

QLOGIC CORP NFS LLC	400	14,692

QUALCOMM INC NFS LLC	994	42,146

QWEST COMM INTL INC	100	444

RAMBUS INC NFS LLC	240	5,520

RAYTHEON CO COM NEW	100	3,883

REALNETWORKS INC NFS LLC	600	3,972

RS GLOBAL NATURAL RESOURCES	3,157	78,044

SBC COMMUNICATIONS	156	4,011

S&P 500 DEPOSITORY RECEIPT	15	1,813

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2004

Security Description	Shares	Fair Value

SPSS INC	33	516

SAFESCRIPT PHARMACIES INC	2,000	14

ST PAUL COS INC	4	148

SANDISK CORP	300	7,491

SAP AG SPON ADR	100	4,421

SCHLUMBERGER LIMITED	100	6,695

SCHWAB CHARLES CORP NEW	400	4,784

SELECTED AMERICAN SHARES	1,308	48,210

SELECTED SPECIAL SHARES	2,532	31,495

SEQUENOM INC	4,430	6,379

SHAMAN PHARMACEUTICALS INC	44,070	0

SHES GOT NETWORK INC	700	0

SILICOM LTD	400	1,088

SILICON GRAPHICS INC	2,000	3,460

SILICON VALLEY RESEARCH INC	2,000	0

SILVERADO GOLD MINES LTD	10,000	620

SIRIUS SATELLITE RADIO INC	2,300	17,526

SMITH MICRO SOFTWARE INC	200	1,790

SOMERA COMM INC	3,500	4,445

SOUTHWESTERN ENERGY	200	10,138

SPRINT CORP (FON GROUP)	25	621

STEEL DYNAMICS INC	300	11,364

STRYKER CORP	68	3,281

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2004

Security Description	Shares	Fair Value

SUN MICROSYSTEMS INC NFS LLC	346	1,865

SUPERCONDUCTOR TECHNOLOGIES INC	90	125

TTM TECHNOLOGIES INC	160	1,888

TEXAS CAP BANCSHARES INC	100	2,162

TEXAS INSTRUMENTS INC	500	12,310

3DFX INTERACTIVE INC	200	4

3COM CORP NFS LLC	1,005	4,191

3M COMPANY	6	492

TIME WARNER INC	496	9,647

TORRENT ENERGY CORP	500	565

TRANSOCEAN SEDCO FOREX INC	19	805

TWEEDY BROWN GLOBAL VALUE FUND	2,678	62,106

TYCO INTL LTD NEW	940	33,596

UNITED PARCEL SVC INC	120	10,255

URBAN OUTFITTERS INC	600	26,640

US GOLD SHARES	442	3,604

VA LINUX SYS INC	150	375

VERIZON COMMUNICATIONS	200	8,102

VEITAS SOFTWARE CORP	400	11,420

VERSANT CORP	3,050	2,928

VERTICAL COMPUTER SYSTEM INC	1,000	0

VIRAGEN INC	100	100

VITESSE SEMICONDUCTR CORP	1,000	3,530

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2004

Security Description	Shares	Fair Value

WAL-MART STORES INC	90	4,754

WANNIGAN CAP CORP	14	4

WASHINGTON MUTUAL INC	300	12,684

WAVE SYSTEMS CORP CL A	139	159

WEGENER CORP	2,820	7,050

WELLS FARGO & CO NEW	200	12,430

WESTERN DIGITAL CORP	1,000	10,840

WHEATON RIVER MINERALS LTD	4,200	13,692

WIND RIV SYS INC NFS LLC	100	1,355

WORLDCOM INC GA NEW WORLDCOM GROUP COM	20,690	0

WORLDCOM INC GA (MCI GROUP)	84	0

WRIGHT MED GROUP INC	3,000	85,500

XO COMMUNICATIONS IN C CL-A	5,000	0

XCEL ENERGY INC COM	150	2,730

XCELERA.COM INC ISIN	100	31

XYBERNAUT CORP	200	246

YAHOO INC NFS LLC	219	8,252

ZIMMER HLDGS INC	1,410	112,964

TOTAL ACCOUNT MARKET VALUE		$5,380,397

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

CONMED CORPORATION Retirement Savings Plan By: /s/ Robert D. Shallish, Jr. Robert D. Shallish, Jr. Vice President - Finance and Chief Financial Officer CONMED Corporation

Date: June 22, 2005